MYOS CORPORATION
45 Horsehill Road, Suite 106
Cedar Knolls, New Jersey 07927

November 5, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: H. Roger Schwall

Re:	MYOS Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed October 11, 2012
File No. 333-183098

Dear Mr. Schwall:

MYOS Corporation, a Nevada corporation (the “Company”), hereby electronically transmits its response to the comment letter, dated October 18, 2012, received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-1, as amended (the “Registration Statement”) previously filed with the Commission on October 11, 2012. Amendment No. 4 to the Registration Statement (“Amendment No. 4”) has been filed with the Commission via EDGAR concurrently with the submission of this response letter reflecting certain changes thereto requested by the Staff as well as updating changes. Four clean and four marked copies of Amendment No. 4 are being sent via overnight courier to Sirimal R. Mukerjee of the Staff.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Page references noted herein are to the pages presented in the blacklined version of Amendment No. 4 submitted to the Staff.

General

1.	Please ensure that you provide updated disclosure with each amendment. As an example only, we note that you provide beneficial ownership as of September 20, 2012.

We advise the Staff that Amendment No. 4 includes updated disclosure regarding the Company, including beneficial ownership, as of the most recently practicable date.

Business, page 21

2.
We note your responses to comments five and one in our letters dated September 11, 2012 and October 3, 2012, respectively, and reissue the comments in part. Please provide support for your statements that:

• “MYO-T12 is the only clinically proven supplement available…”;

• “[t]he medical community has increased its focus on muscle health…”;

• the third bullet at page 21;

• the statements made in the fourth full paragraph at page 22; and

• the statements made in the fifth full paragraph at page 22.

We note that the supplemental material you provided to us does not appear to support these statements. To the extent that you retain these statements and believe that such supplemental material supports these statements, please provide an analysis describing in detail the nexus between such material and your statements.

Pursuant to our conversations with the Staff, we have modified and/or provided additional supplemental information regarding the foregoing disclosure in the Registration Statement as set forth below.

•
With respect to the first bullet point, we have revised Amendment No. 4 (page 21) to clarify that MYO-T12 is the only clinically proven supplement of “which we are aware.” We also refer the Staff to item #4 of the supplemental information previously provided to the Staff, which describes the results of the clinical research performed on MYO-T12.

•
With respect to the second bullet point, we refer the Staff to the highlighted portion of item #1 of the supplemental information previously provided to the Staff, which notes the significant amount of attention that myostatin receives in scientific publications as well as myostatin’s “powerful role” in regulating muscle mass. We also generally refer the Staff to the other scientific articles we submitted regarding the effects of myostatin on muscle health, including sarcopenia.

•
With respect to the third bullet point, we have revised Amendment No. 4 (page 21) to clarify the nature of our internal data regarding the trial. In addition, we will provide our internal data to the Staff under separate cover, accompanied by a cover letter requesting that such materials be subject to Rule 418 of the Securities Act of 1933, as amended.

•
With respect to the fourth bullet point, we refer the Staff to item #4 of the supplemental information previously provided to the Staff, which sets forth the statistics used in this paragraph. In addition, we have revised Amendment No. 4 (page 22) to clarify the nature of our published research.

•
With respect to the fifth bullet point, we refer the Staff to the highlighted portions on page 96 of item #5 of the supplemental information previously provided to the Staff (2011 Barnes Report regarding the Worldwide Food and Health Supplement Stores Industry), which sets forth the statistics we used in this paragraph.

Certain Relationships and Related Transactions, page 31

3.
We note your response to comment five in our letter dated October 3, 2012 and we reissue the comment in part. Please provide a detailed analysis as to why you do not need to file Mr. Berstein’s consulting agreement under Item 601(b)(10)(ii)(A) of Regulation S-K.

We respectfully advise the Staff that we do not believe that we are required to file Mr. Bernstein’s consulting agreement (the “Agreement”) under Item 601(b)(10)(ii)(A) of Regulation S-K. The Agreement provides that Mr. Bernstein will provide us with certain marketing, advertising and similar services. Consulting services of this nature are of the type of agreement such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries.  Therefore, the Agreement should fall under the ordinary course of business exemption of Item 601(b)(10)(ii) of Regulation S-K.

Accordingly, the Agreement would not be required to be filed as a material agreement unless both of the following conditions are satisfied:

•	The Agreement falls within one of the categories set forth in paragraph Item 601(b)(10) (ii)(A); and

•
The Agreement is not “immaterial in amount or significance.”  If the Agreement is “immaterial in amount or significance”, it is covered by the exception clause at the end of the introductory paragraph of Item 601(b)(10)(ii) (the “Exception Clause”).

For the reasons set forth below, we do not believe that the Agreement satisfies the conditions set forth in Item 601(b)(10)(ii) and (ii)(A) that would otherwise require its filing as an exhibit.

The standard set forth in Item 601(b)(10)(ii)(A) is “any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement are parties.” We do not believe that Mr. Bernstein is an officer or director “named” in the Registration Statement. He is not currently, nor was he at the time of the initial filing of the Registration Statement, serving as an officer or director of the Company. Furthermore, he did not sign the Registration Statement, which is required of a company’s principal executive and financial officers as well as its directors. The only disclosure in the Registration Statement regarding Mr. Bernstein is that required by Regulation S-K regarding his past executive compensation, employment agreement and related party transactions. Therefore, we do not believe the Agreement comes within the enumerated types of contracts that must be filed under Item 601(b)(10)(ii)(A).

However, even if the Staff believes that the Agreement falls within the scope of Item 601(b)(10)(ii)(A), the Exception Clause provides that an agreement does not need to be filed if it is “immaterial in amount or significance” (emphasis added). This means that either immateriality in amount or immateriality in significance brings a contract within the scope of the Exception Clause. As we have disclosed in the Registration Statement, the Agreement provides that Mr. Bernstein is entitled to receive $5,000 per month. Since the term of the Agreement is six months, the total amount payable by the Company to Mr. Bernstein under the Agreement is $30,000. We believe that this amount is immaterial to the Company, as it represents less than one percent of the Company’s cash on hand.

Moreover, we note that Item 404(a) of Regulation S-K requires disclosure of a related-party transaction only if the amount involved exceeds $120,000.  Accordingly, disclosure of the terms of the Agreement is not technically required since the payments thereunder are much less than the foregoing threshold. Nevertheless, out of a desire for transparency, the Company disclosed the terms of the Agreement in the Registration Statement. However, due to the relatively small amounts payable under the Agreement, we do not believe there is a substantial likelihood that a reasonable investor would consider the Agreement important to its investment decision, and thus, the Agreement is not required to be filed because it is “immaterial in amount.”

We also believe the Agreement is “immaterial in significance” as the services provided under the Agreement are ordinary course marketing services. If Mr. Bernstein terminated the Agreement for any reason prior to completion of its term, it would have little or no significance to the Company, as the Company would be able to obtain these services from other parties.  We also believe the Agreement is “immaterial in significance” since it expired October 31, 2012 and thus will have no future effect on the Company.

For the foregoing reasons, we do not believe that we are required to file the Agreement as an exhibit to the Registration Statement under Item 601(b)(10)(ii)(A) of Regulation S-K.

* * **

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact the undersigned or our legal counsel Stuart Neuhauser, Esq. at (212) 370-1300.

Very truly yours,

/s/ Peter Levy
Peter Levy

cc:       Ellenoff Grossman & Schole LLP
            Seligson & Giannattasio, LLP